UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2008
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
February 15, 2008

	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
/C O R R E C T I O N from source — Neurochem Inc./
     In MO389 sent on Monday February 11 2008 at 10:45e, an error occurred in the link to the Web cast in the second paragraph. The correct link should have read
http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=NRMX&item_id=1752412 instead of
http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=NRMX&item_id=17.
Corrected copy follows:
NEUROCHEM TO PRESENT AT 2008 BIO CEO & INVESTOR CONFERENCE
Presentation will be Web cast live
LAVAL, QUEBEC, February 11, 2008 — Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announces today that on Wednesday, February 13, 2008, Dr. Francesco Bellini, Neurochem’s Chairman, President and Chief Executive Officer, and Mr. Gary Schmid, Chief Executive Officer of the new nutraceutical business, will present Neurochem’s strategy at the 2008 BIO CEO & Investor Conference to be held at the Waldorf-Astoria, in New York (NY). The presentation will take place at 11:00 A.M. EST, in the West Foyer room.
The live Web cast of Neurochem’s presentation (audio and visual) can be accessed at http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=NRMX&item_id=1752412. A replay of the presentation will begin one (1) hour after the actual presentation time, and will be available until February 20, 2008. Please access the Web cast approximately 15 minutes before the presentation is scheduled to begin.
About Neurochem
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
To Contact Neurochem

For additional information on Neurochem and its drug development programs, please call the North American toll-free number
1-877-680-4500 or visit our Web Site at www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business.